UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Biospecifics Technologies Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090931106

(CUSIP Number)

Mr. Timothy P. Lynch

Stonepine Capital Management, LLC

475 Gate Five Road, Suite 320

Sausalito, CA 94965

541-647-5664

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP NO. 090931106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stonepine Capital, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 319,009
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 319,009

11. Aggregate Amount Beneficially Owned by Each Reporting Person 319,009

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.9

14. Type of Reporting Person (See Instructions) PN

2

CUSIP NO. 090931106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stonepine Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 319,009
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 319,009

11. Aggregate Amount Beneficially Owned by Each Reporting Person 319,009

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.9

14. Type of Reporting Person (See Instructions) IA, OO

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CUSIP NO. 090931106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jon M. Plexico

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 319,009
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 319,009

11. Aggregate Amount Beneficially Owned by Each Reporting Person 319,009

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.9

14. Type of Reporting Person (See Instructions) HC, IN

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CUSIP NO. 090931106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Timothy P. Lynch

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 319,009
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 319,009

11. Aggregate Amount Beneficially Owned by Each Reporting Person 319,009

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.9

14. Type of Reporting Person (See Instructions) HC, IN

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CUSIP NO. 090931106

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Biospecifics Technologies Corp., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 35 Wilbur Street, Lynbrook, NY 11563

Item 2. Identity and Background

(a) and (f) This Schedule 13D is being filed by and on behalf of Stonepine Capital, L.P., a California limited partnership (the “Fund”), Stonepine Capital Management, LLC, a California limited liability company (the “General Partner”), Jon M. Plexico and Timothy P. Lynch (collectively, the “Reporting Persons”). Messrs. Plexico and Lynch are citizens of the United States of America.

(b) The principal business office of the Reporting Persons is:

c/o Stonepine Capital Management, LLC
475 Gate Five Road, Suite 320
Sausalito, CA 94965

(c) The Fund is a life science-focused investment fund. The General Partner is its investment adviser and general partner. Messrs. Plexico and Lynch are the managing members of the General Partner and control persons of the General Partner.

(d) and (e) During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The amount of funds used in purchasing the Common Stock purchased by the Reporting Persons collectively was $5,685,053 (including commissions). The source of such funds was the general working capital of the Fund.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes. They previously advised the Issuer’s representatives of their interest in being considered for membership on the Board of Directors, but have since determined that they no longer are interested in such membership. The Reporting Persons also now hold less than 5% of the Common Stock and therefore will no longer file reports under section 13 of the Act reporting their holdings of the Common Stock unless they otherwise are required to do so.

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CUSIP NO. 090931106

Item 5. Interest in Securities of the Issuer

As of the date hereof, the Reporting Persons beneficially own, in the aggregate, 319,009 shares of the Common Stock, representing approximately 4.9% of the outstanding Common Stock. The following table sets forth all transactions in the Common Stock effected during the past sixty days by any of the Reporting Persons. All such transactions were effected in the open market.

Name of Reporting Person	Purchase or Sale	Date of Transaction	Amount of Securities	Price Per Share
the Fund	Purchase	4/30/2014	19,600	$23.1472
the Fund	Sale	5/27/2014	1,302	$27.6064
the Fund	Sale	5/29/2014	956	$27.0535
the Fund	Sale	5/30/2014	4,194	$26.9805
the Fund	Sale	6/2/2014	2,179	$26.9847
the Fund	Sale	6/3/2014	4,322	$26.9805
the Fund	Sale	6/4/2014	3,963	$27.0402
the Fund	Sale	6/5/2014	6,664	$27.0594
the Fund	Sale	6/6/2014	2,723	$27.0464
the Fund	Sale	6/9/2014	11,167	$27.1664
the Fund	Sale	6/10/2014	10,000	$27.2255
the Fund	Sale	6/11/2014	7,071	$27.7019
the Fund	Sale	6/12/2014	9,409	$27.9078
the Fund	Sale	6/13/2014	1,000	$27.9800
the Fund	Sale	6/16/2014	5,000	$28.1741
the Fund	Sale	6/19/2014	4,000	$27.5000
the Fund	Sale	6/20/2014	650	$27.5000
the Fund	Sale	6/23/2014	4,200	$27.6919
the Fund	Sale	6/24/2014	6,791	$27.6848
the Fund	Sale	6/25/2014	20,000	$27.3849

No person, other than the Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

The General Partner is the general partner and investment adviser of the Fund pursuant to an agreement of limited partnership that provides to the General Partner the authority, among other things, to invest the Fund’s assets in the Common Stock, to vote and dispose of the Common Stock and to file this statement on behalf of the Fund. Pursuant to such agreement, the General Partner is entitled to allocations or other compensation based on the Fund’s realized and unrealized gains. The Fund holds the Common Stock for the benefit of its investors.

The Reporting Persons are filing this Schedule 13D jointly, but not as members of a group, and each disclaims membership in a group. Each Reporting Person also disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein. In addition, the filing of this Schedule 13D on behalf of the Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit A – Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2014

STONEPINE CAPITAL, L.P. By: Stonepine Capital Management, LLC, General Partner By: Jon. M. Plexico Managing Member

STONEPINE CAPITAL MANAGEMENT, LLC By: Jon M. Plexico Managing Member
Jon M. Plexico
Timothy P. Lynch

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CUSIP NO. 090931106

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G or Forms 3, 4 or 5(and any amendments or supplements thereto) required under section 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Stonepine Capital, L.P, a California limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: June 30, 2014

STONEPINE CAPITAL, L.P. By: Stonepine Capital Management, LLC, General Partner By: Jon. M. Plexico Managing Member

STONEPINE CAPITAL MANAGEMENT, LLC By: Jon M. Plexico Managing Member
Jon M. Plexico
Timothy P. Lynch